EXHIBIT 99.1

VOX ROYALTY PROVIDES DEVELOPMENT UPDATES

INCLUDING INITIAL CONSTRUCTION EARTHWORKS AT THE

SULPHUR SPRINGS COPPER PROJECT IN AUSTRALIA

DENVER, CO – June 5, 2025 – Vox Royalty Corp. (TSX: VOXR) (NASDAQ: VOXR) (“Vox” or the “Company”), a returns focused mining royalty company, is pleased to provide recent development updates from royalty operating partners, Silver Mines Limited (“Silver Mines”), Develop Global Limited (“Develop”) and Catalyst Metals Ltd. (“Catalyst”).

Spencer Cole, Chief Investment Officer stated: “In the past month, we’ve seen major strides across three of our Australian royalty assets that we believe significantly enhance their value and visibility. At the Sulphur Springs copper project, meaningful site development and earthworks are now underway, bringing us closer to production and materially reducing execution risk. At the Bowdens silver project, a critical permitting decision has cleared a major hurdle on the path to anticipated final development approval. And at the Plutonic East gold mine, a transformative A$150 million fundraising positions operator Catalyst Metals to accelerate mine development and exploration, including 25,000m of planned drilling. These updates demonstrate the momentum across Vox’s royalty portfolio and reaffirm the growing embedded value we see in our Australian assets.”

Key Updates

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Develop has commenced substantial underground activities and earthworks at the Sulphur Springs copper-zinc-lead-silver project, including the excavation of the box-cut for twin underground portals, and clearing of the plant site, ahead of an updated Definitive Feasibility Study scheduled for completion later this year.

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Silver Mines announced that the New South Wales Planning Secretary’s ruling allows the Independent Planning Commission to resume its re-determination, pending the submission of supplementary information by Silver Mines, clearing the Bowdens silver project’s permitting pathway.

•	Catalyst announced an equity capital raise of A$150M to deploy funds across the Plutonic development and exploration projects, including 25,000m of planned drilling for the Plutonic East gold mine.

Sulphur Springs Royalty (Development – Western Australia) – Major Earthworks Underway, Updated Feasibility Expected Q4 2025(2)

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Vox holds a A$2.00/tonne production royalty (capped at A$3.7M) over the Sulphur Springs copper-zinc deposit and an uncapped A$0.80/tonne royalty over the Kangaroo Caves deposit, which is part of the combined Sulphur Springs project in Western Australia.

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On May 29, 2025, Develop announced that earthworks are now underway at Sulphur Springs, including box-cut excavation for the planned twin underground portals, ahead of scheduled decline development in the December 2025 quarter, as well as clearing the surface site for the processing plant and related infrastructure.

•	Develop expects the planned decline to significantly derisk the project’s execution and to allow for additional drilling of targets that are not accessible from surface.
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Additionally, Develop expects to complete an updated feasibility study in the December 2025 quarter, incorporating higher metal prices and lower smelter costs, paving the way for project funding and a subsequent final investment decision. The Sulphur Springs Open Pit and the Kangaroo Caves deposit were not originally included in the scope of the 2023 project study.

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Vox Management Summary: The capital deployment into earthworks and underground declines materially de-risks the project and provides access to additional underground exploration targets. We look forward to the updated feasibility study ahead of a final investment decision expected to be made later this year.

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Figure 1: Site view of current earthworks progress at Sulphur Springs

https://wcsecure.weblink.com.au/pdf/DVP/02951389.pdf

Bowdens Silver Royalty (Development – New South Wales) – Planning Secretary Ruling Clears Permitting Pathway(1)

•	Vox holds an uncapped 0.85% Gross Revenue Royalty (“GRR”) over the Bowdens silver project, plus a 1.0% GRR on the surrounding Barabolar exploration tenements in New South Wales.
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On May 27, 2025, Silver Mines announced that the NSW Planning Secretary ruled that the 66 kV transmission line does not form part of the Bowdens Development Application, returning the project to its original assessment pathway and enabling the IPC to resume its re-determination process. Silver Mines is now expected to lodge the supplementary data requested by the Department of Planning, Housing & Infrastructure to complete the review.

•	Silver Mines Managing Director Jo Battershill summarized the development as follows:

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“We welcome the Planning Secretary’s determination, which provides important clarity on the scope of the Development Application and means that should the IPC reinstate development consent of the Bowdens Project, Silver Mines will be in a position to progress with the development of the Project.

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This determination is a significant milestone for the company and it reinforces the strength of our ongoing engagement with key stakeholders, the DPHI and other key government agencies, and reflects our commitment to a staged, responsible, and transparent approach to development.

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We now look forward to finalising any further requirement for redetermination in the coming weeks as we work towards a final development consent for the Bowdens Project. As stated on many previous occasions, the Bowdens Project is one of the most substantial undeveloped silver deposits the world and we remain fully committed to its development.”

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Vox Management Summary: The Bowdens project is one of the most substantial undeveloped silver deposits globally, based on benchmarking by Silver Mines, and final permitting remains one of the key outstanding catalysts for the project. This determination from the Planning Secretary is a significant permitting milestone, positioning the project one step closer to a potential development consent and final investment decision.

Plutonic East (Production – Western Australia) – A$150M Capital Raise to Fund Plutonic Development Projects and Exploration Programs(3)

•	Vox holds a grade-linked, uncapped, tonnage royalty over the majority of the Plutonic East underground mine and surrounding tenure in Western Australia.
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On May 23, 2025, Catalyst secured firm commitments for a A$150 million equity financing, resulting in a pro-forma cash position of approximately A$250 million and no debt, giving Catalyst flexibility to execute its organic-growth pipeline. The expected use of proceeds include:

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(1)	A$40M towards development projects at Plutonic,
(2)	A$40M for near-mine exploration,
(3)	A$15M for regional exploration, and
(4)	$55M for flexible growth initiatives, among others.

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Plans for Plutonic East, which is currently ramping up production, are focused around extending known reserves via a 25,000m drill program, making the project one of the highest priorities in Catalyst’s planned growth pipeline in Vox’s opinion.

•	Catalyst expects to release updated production and cost forecast in the coming months.
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Vox Management Summary: Catalyst’s recent capital raise, improved liquidity and growth plans are very positive for production ramp-up and brownfields exploration at the Plutonic East Gold Mine. 25,000m of planned drilling has potential to expand the reserve and resource base and extend the mine life. We look forward to further updates from Catalyst as they continue to execute on their organic growth pipeline.

Figure 2: Plutonic East – 25,000m of drilling planned

 https://api.investi.com.au/api/announcements/cyl/8a879055-a0a.pdf

Qualified Person

Timothy J. Strong, MIMMM, of Kangari Consulting LLC and a “Qualified Person” under NI 43-101, has reviewed and approved the scientific and technical disclosure contained in this press release.

About Vox

Vox is a returns focused mining royalty company with a portfolio of over 60 royalties spanning six jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to target the highest returns on royalty acquisitions in the mining royalty sector. Since the beginning of 2020, Vox has announced over 30 separate transactions to acquire over 65 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Spencer Cole	Kyle Floyd
Chief Investment Officer	Chief Executive Officer
spencer@voxroyalty.com (720) 602-4223	info@voxroyalty.com (720) 602-4223

Cautionary Statements to U.S. Securityholders

This press release and the documents incorporated by reference herein, as applicable, have been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the U.S. securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources,”, “indicated mineral resources,” “measured mineral resources” and “mineral resources” used or referenced herein and the documents incorporated by reference herein, as applicable, are Canadian mineral disclosure terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”).

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For U.S. reporting purposes, the U.S. Securities and Exchange Commission (the “SEC”) has adopted amendments to its disclosure rules (the “SEC Modernization Rules”) to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934, as amended, which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC’s disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Issuers were required to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by companies domiciled in the U.S. subject to U.S. federal securities laws and the rules and regulations thereunder.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM Definition Standards that are required under NI 43-101. While the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, U.S. investors should not assume that all or any part of the mineralization in these categories will be converted into a higher category of mineral resources or into mineral reserves without further work and analysis. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that all or any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable without further work and analysis. Further, “inferred mineral resources” have a greater amount of uncertainty and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of inferred mineral resources will be upgraded to a higher category without further work and analysis. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules or under the prior standards of SEC Industry Guide 7.

Cautionary Note Regarding Forward-Looking Statements and Forward-Looking Information

This press release contains “forward-looking statements”, within the meaning of the U.S. Securities Act of 1933, as amended, the U.S. Securities Exchange Act of 1934, as amended, the Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements.

The forward-looking statements and information in this press release include, but are not limited to, summaries of operator updates provided by management and the potential impact on the Company of such operator updates, statements regarding expectations for the timing of commencement of development, construction at and/or resource production from various mining projects, expectations regarding the size, quality and exploitability of the resources at various mining projects, future operations and work programs of Vox’s mining operator partners, the receipt of expected and potential royalty payments derived from various royalty assets of Vox, anticipated future cash flows and future financial reporting by Vox and requirements for and operator ability to receive regulatory approvals.

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Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements, including but not limited to: the impact of general business and economic conditions, including international trade and tariffs; the absence of control over mining operations from which Vox will purchase precious metals or from which it will receive royalty or stream payments, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; the volatility of the stock market; competition; risks related to Vox’s dividend policy; epidemics, pandemics or other public health crises, including the global outbreak of the novel coronavirus, geopolitical events and other uncertainties, such as the changes to United States tariff and import/export regulations, as well as those factors discussed in the section entitled “Risk Factors” in Vox’s annual information form for the financial year ended December 31, 2024 available at www.sedarplus.ca and the SEC’s website at www.sec.gov (as part of Vox’s Form 40-F).

Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statement prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Vox cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

None of the TSX, its Regulation Services Provider (as that term is defined in policies of the TSX) or The Nasdaq Stock Market LLC accepts responsibility for the adequacy or accuracy of this press release.

Technical and Third-Party Information

Except where otherwise stated, the disclosure in this press release is based on information publicly disclosed by project operators based on the information/data available in the public domain as at the date hereof and none of this information has been independently verified by Vox. Specifically, as a royalty investor, Vox has limited, if any, access to the royalty operations. Although Vox does not have any knowledge that such information may not be accurate, there can be no assurance that such information from the project operators is complete or accurate. Some information publicly reported by the project operators may relate to a larger property than the area covered by Vox’s royalty interests. Vox’s royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production from a property.

References & Notes:

(1)	Silver Mines Limited – Bowdens Silver Project Update – Dated May 27, 2025:
https://www.silvermines.com.au/wp-content/uploads/2025/05/06k44wyw8s0yx4.pdf

(2)	Develop Global – Develop prepares for updated DFS with start of underground activities and site clearance for surface infrastructure – Dated May 29, 2025:
https://wcsecure.weblink.com.au/pdf/DVP/02951389.pdf

(3)	Catalyst Metals Ltd – Catalyst completes A$150m placement to institutional investors - Dated May 23, 2025:
https://api.investi.com.au/api/announcements/cyl/bdc67f07-639.pdf

(4)	Catalyst Metals Ltd – Presentation: A New Plutonic – Dated May 2025:
https://api.investi.com.au/api/announcements/cyl/8a879055-a0a.pdf

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